Interim Condensed Consolidated Financial Statements

For the Second Quarter Ended June 30, 2011

Augusta Resource Corporation
Interim Consolidated Statements of Financial Position
(Unaudited - in U.S. dollars)

	June 30,	December 31,
	2011	2010
ASSETS		(Note 3)
Current
Cash and cash equivalents	$49,940,512	$31,505,341
Short-term investments	577,362	-
Accounts receivable	334,421	110,402
Due from related parties - Note 9	118,704	6,142
Current portion of other assets	750,000	626,793
Prepaids and Other	622,701	135,235
Total current assets	52,343,700	32,383,913
Deposits on long-lead equipment - Note 4	76,668,003	63,504,206
Development costs - Note 5	97,204,647	83,528,996
Property, plant, and equipment	10,430,440	10,053,089
Mineral properties - Notes 5 and 6	24,713,602	25,693,861
Other assets	1,703,063	2,235,076
Total assets	$263,063,455	$217,399,141

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 9	$3,599,840	$5,100,819
Warrants liability - Note 7d	3,256,570	9,489,886
Current portion of long-term debt - Note 6	42,853,420	-
Total current liabilities	49,709,830	14,590,705
Deferred income tax liability - Note 4	2,150,882	-
Long-term debt - Note 6	-	40,864,215
Total liabilities	51,860,712	55,454,920
SHAREHOLDERS' EQUITY
Share capital - Note 7	216,614,135	183,663,391
Reserves	19,275,103	17,958,798
Deficit	(24,686,495)	(39,677,968)
Total shareholders' equity	211,202,743	161,944,221

Total liabilities and shareholders' equity	$263,063,455	$217,399,141

Commitments - Note 10

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the interim condensed consolidated financial statements

Augusta Resource Corporation
Interim Consolidated Statements of Comprehensive Profit (Loss)
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
		(Note 3)		(Note 3)
EXPENSES
Salaries and benefits	$429,203	$336,512	$1,022,703	$940,881
Stock-based compensation	942,111	359,667	1,998,062	692,824
Exploration and project investigation	398,433	-	656,679	-
Legal, Accounting and Audit	192,609	180,057	562,772	314,994
Travel	41,601	63,468	98,734	88,301
Consulting	6,847	4,246	40,997	20,174
Filing and Regulatory fees	98,157	19,847	155,554	78,495
Recruiting fees	-	-	4,749	28,128
Office and Administration	61,186	73,418	110,412	128,959
Rent	47,773	38,221	109,253	72,634
Investor Relations	27,215	11,540	48,437	58,192
Directors' fees	51,781	29,889	103,985	62,604
Insurance	80,435	45,628	116,729	80,464
Membership and Conferences	5,198	2,880	6,295	8,969
Amortization	58,918	40,952	115,558	80,856
Fiscal and Advisory services	3,214	3,680	9,721	7,111
Loss from operations	(2,444,681)	(1,210,005)	(5,160,640)	(2,663,586)
Interest and other income/expenses	159,012	141,484	415,866	340,655
Other expenses	(135,702)	(175,664)	(413,123)	(413,837)
Gains on shares and warrants	1,294,762	875,510	606,303	1,977,628
Foreign exchange gains (losses)	52,596	(436,439)	543,820	(324,715)
Interest and finance charges	(4,502)	(3,255)	(8,065)	(7,950)
Gain on sale of interest - Note 4	10,524,856	-	21,158,194	-
Net profit (loss) before taxes	9,446,341	(808,369)	17,142,355	(1,091,805)
Deferred income tax expense - Note 4	(2,150,882)	-	(2,150,882)	-
Net comprehensive profit (loss) for the period	$7,295,459	$(808,369)	$14,991,473	$(1,091,805)

Earnings (loss) per share
- Basic	$0.051	$(0.007)	$0.108	$(0.009)
- Diluted	$0.050	$(0.007)	$0.102	$(0.009)
Weighted average number of shares
- Basic	141,827,716	121,928,282	139,383,986	115,870,839
- Diluted	147,304,133	121,928,282	146,392,643	115,870,839

See accompanying notes to the interim condensed consolidated financial statements

Augusta Resource Corporation
Interim Consolidated Statements of Cash Flows
(Unaudited - in US dollars)

	Six months ended
	June 30,
	2011	2010
		(Note 3)
Cash flows used in operating activities
Net comprehensive profit (loss) for the period	$14,991,473	$(1,091,805)
Items not involving cash
Amortization	115,558	80,856
Unrealized foreign exchange (gains) losses	(300,106)	352,654
Accretion income	(183,277)	(240,745)
Stock-based compensation	1,998,062	692,824
Deferred income tax expense - Note 4	2,150,882	-
Gains on shares and warrants	(606,303)	(1,977,628)
Gain from sale of interest - Note 4	(21,158,194)	-
Other	(69,714)	28,045
	(3,061,619)	(2,155,799)
Changes in working capital items - Note 8	(1,545,832)	(366,936)
Cash used in operating activities	(4,607,451)	(2,522,735)
Financing activities
Shares issued for cash	24,261,618	39,593,056
Share issue costs	(115)	(1,921,380)
Deferred financing costs	-	(889,258)
Joint venture partner's contribution - Note 4	29,502,450	-
Loan from related party	-	3,000,000
Repayment of loan from related party	-	(3,000,000)
Proceeds from long-term debt		43,000,000
Repayment of long-term debt	-	(44,182,262)
Cash provided by financing activities	53,763,953	35,600,156

Investing activities
Mineral property expenditures	-	(46,763)
Deposits on long-lead equipment	(14,454,678)	(14,799,714)
Deferred development expenditures	(16,182,589)	(17,810,603)
Property, plant and equipment expenditures	(551,591)	(778,358)
Proceeds from sale of short-term investments	126,729	-
Purchases of short-term investments	(512,945)	-
Payment from long-term receivable	500,000	-
Cash used in investing activities	(31,075,074)	(33,435,438)

Effect of exchange rate changes on cash and cash equivalents	353,743	(355,557)
Increase (decrease) in cash and cash equivalents during the period	18,435,171	(713,574)
Cash and cash equivalents, beginning of the period	31,505,341	6,247,217
Cash and cash equivalents, end of period	$49,940,512	$5,533,643

Supplemental cash flow information on non-cash transactions - Note 8

See accompanying notes to interim condensed consolidated financial statements

Augusta Resource Corporation
Interim Consolidated Statements of Changes in Equity
(Unaudited - in US dollars except for shares)

	Common Shares				Total
	without Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, January 1, 2011	135,595,702	$183,663,390	$17,958,798	$(39,677,968)	$161,944,220
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,818	(408,818)	-	-
Proceeds from exercise of stock options	1,292,230	4,234,593	(1,575,880)	-	2,658,713
Proceeds from exercise of warrants	5,452,795	27,252,896	-	-	27,252,896
Restricted shares issued	465,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	1,998,062	-	1,998,062
Stock-based compensation capitalized	-	-	1,817,494	-	1,817,494
Net comprehensive profit for the period	-	-	-	14,991,473	14,991,473
Balance, June 30, 2011	142,917,392	$216,614,135	$19,275,103	$(24,686,495)	$211,202,743

	Common Shares				Total
	without Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, January 1, 2010	106,768,816	$114,398,952	$18,360,560	$(60,209,388)	$72,550,124
Shares issued pursuant to equity offering	11,820,000	31,908,314	-	-	31,908,314
Proceeds from exercise of stock options	74,999	152,340	(60,227)	-	92,113
Proceeds from exercise of warrants	3,350,000	8,615,984	-		8,615,984
Share issue costs	-	(1,921,380)	-	-	(1,921,380)
Restricted shares issued	466,665	341,900	158,263	-	500,163
Stock-based compensation expense	-	-	428,075	-	428,075
Stock-based compensation capitalized	-	-	353,507		353,507
Net comprehensive loss for the period	-	-	-	(1,091,805)	(1,091,805)
Balance, June 30, 2010 - Note 3	122,480,480	$153,496,110	$19,240,178	$(61,301,193)	$111,435,095

See accompanying notes to interim condensed consolidated financial statements

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400 - 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are publicly traded. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures.

The Company had an accumulated deficit of $24.69 million as at June 30, 2011 (December 31, 2010 - $39.68 million). To date, operating losses have been funded primarily from proceeds of equity and debt issues. The Company generates minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont commences commercial production. The Company’s planned activities for the remainder of 2011 anticipate significant Rosemont expenditures which will be funded primarily from the balance of Rosemont joint venture partner’s tranche 1 funding commitment, its current cash reserves and possibly through additional equity issues. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds to meet ongoing permitting and other business expenditures could result in the delay in the development of Rosemont and may lead to an impairment charge on Rosemont’s assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These interim consolidated financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The interim consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on August 5, 2011.

The interim condensed consolidated financial statements for the three and six month periods ended June 30, 2011 were prepared in accordance with IAS 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements for the three month period ended March 31, 2011. In addition, the interim condensed consolidated financial statements for the three month period ended March 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended December 31, 2010 which were prepared in accordance with previous Canadian GAAP. Accordingly, these interim condensed consolidated financial statements for the three and six month periods ended June 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP as well as the interim condensed consolidated financial statements for the three month period ended March 31, 2011.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

(b)	Basis of presentation

These interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. In addition, these interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

3.	FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS with a date of transition of January 1, 2010 the details of which are described in the interim condensed consolidated financial statements for the three months ended March 31, 2011. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

Interim Consolidated Statements of Comprehensive Profit (Loss)
For the three months ended June 30, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS

EXPENSES
Salaries and benefits		$336,512	$-	$336,512
Stock-based compensation	3c	383,481	(23,814)	359,667
Legal, Accounting and Audit		180,057	-	180,057
Travel		63,468	-	63,468
Consulting		4,246	-	4,246
Filing and Regulatory fees		19,847	-	19,847
Office and Administration		73,418	-	73,418
Rent		38,221	-	38,221
Investor Relations		11,540	-	11,540
Directors' fees		29,889	-	29,889
Insurance		45,628	-	45,628
Memberships and Conferences		2,880	-	2,880
Amortization		40,952	-	40,952
Fiscal and Advisory services		3,680	-	3,680
Loss from operations		(1,233,819)	23,814	(1,210,005)
Interest and other income/expenses		141,484	-	141,484
Other expenses		(175,664)	-	(175,664)
Gain (loss) on shares and warrants	3d	(489,856)	1,365,366	875,510
Foreign exchange losses		(436,439)	-	(436,439)
Interest and finance charges	3g	(18,124)	14,869	(3,255)
Net comprehensive profit (loss) for the period		$(2,212,418)	$1,404,049	$(808,369)

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

Interim Consolidated Statements of Comprehensive Profit (Loss)
For the six months ended June 30, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS

EXPENSES
Salaries and benefits		$940,881	$-	$940,881
Stock-based compensation	3c	745,157	(52,333)	692,824
Legal, Accounting and Audit		314,994	-	314,994
Travel		88,301	-	88,301
Consulting		20,174	-	20,174
Filing and Regulatory fees		78,495	-	78,495
Recruiting fees		28,128	-	28,128
Office and Administration		128,959	-	128,959
Rent		72,634	-	72,634
Investor Relations		58,192	-	58,192
Directors' fees		62,604	-	62,604
Insurance		80,464	-	80,464
Memberships and Conferences		8,969	-	8,969
Amortization		80,856	-	80,856
Fiscal and Advisory services		7,111	-	7,111
Loss from operations		(2,715,919)	52,333	(2,663,586)
Interest and other income/expenses		340,655	-	340,655
Other expenses		(413,837)	-	(413,837)
Gains (losses) on shares and warrants	3d	6,212	1,971,416	1,977,628
Foreign exchange losses		(324,715)	-	(324,715)
Interest and finance charges	3g	(44,215)	36,265	(7,950)
Net comprehensive profit (loss) for the period		$(3,151,819)	$2,060,014	$(1,091,805)

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

Interim Consolidated Statements of Changes in Equity
As at June 30, 2010

				Accumulated
				Other
				Comprehensive
	Notes	Share Capital	Reserves	Income	Deficit	Total
Reported under Canadian GAAP		$163,632,253	$18,948,010	$(5,534,505)	$(55,953,991)	$121,091,767
Share issue costs	3a	(9,427,918)	-	-	9,427,918	-
Exploration and evaluation costs	3e	-	-	-	(21,448,188)	(21,448,188)
Functional currency	3b, f	-	-	5,534,505	5,328,904	10,863,409
Stock-based compensation	3c	-	1,017,211	-	(677,219)	339,992
Share purchase warrants	3d	(708,225)	(725,043)	-	1,842,792	409,524
Borrowing costs	3g	-	-	-	178,591	178,591
Reported under IFRS		$153,496,110	$19,240,178	$-	$(61,301,193)	$111,435,095

The interim consolidated statements of cash flow for the six months ended June 30, 2010 were not presented as the adjustments required to reconcile to IFRS did not affect the totals for each component of the consolidated interim statements of cash flows.

Notes to the IFRS reconciliation are as follows:

a)

IFRS requires that all share issue costs be recorded against share capital. Share issue costs were previously charged to deficit under Canadian GAAP and as a result an entry was made to re-classify share issue costs to share capital. The total amount reclassified at June 30, 2010 was $9,427,918.

b)

In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the date of transition. In electing to take this IFRS 1 exemption, the Company has reclassified $5,534,505 previously recorded to accumulated other comprehensive income under Canadian GAAP to deficit as at the date of transition.

c)

The Company applied IFRS 2, share-based payments on all share-based payments. Under Canadian GAAP, the Company valued each grant using the Black-Scholes option pricing model and amortized the total cost over the vesting period. Per IFRS 2, the Company has adjusted its policy and is accounting for each vesting period as a separate grant, which resulted in changing the amortization schedules. Further, under Canadian GAAP, forfeitures were recorded as they occur; however, under IFRS, expected forfeitures are estimated and recorded. Estimated forfeitures are trued-up to actual forfeitures at each reporting period. As a result, the amounts recorded in reserves for share-based payments as at June 30, 2010 have been increased by $1,017,211.

For the three and six months ended June 30, 2010, the amounts credited to stock-based compensation were $23,814 and $52,333, respectively.

d)

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the issuer’s functional currency are considered a derivative instrument and classified as a liability. Warrants are fair valued at each balance sheet date with the corresponding change in value reported in statement of comprehensive profit and loss.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (Cont’d)

For the three and six months ended June 30, 2010, the amounts credited to gains (losses) on warrants and shares were $1,358,839 and $1,971,416, respectively, with a corresponding credit to deficit.

e)

In accordance with IFRS 6, the Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. These amounts were previously capitalized under Canadian GAAP and have been re-classified to deficit in the periods presented. The total amount re-classified was $21,448,188 at June 30, 2010.

f)

In accordance with IAS 21, each entity determines its functional currency. The entity which holds the Rosemont project had previously been Canadian dollar functional currency has changed its functional currency to U.S. dollars. As a result, the carrying value of the Rosemont’s non-current assets increased $10,863,409 with a corresponding credit to accumulated other comprehensive income. In addition, the $5,328,904 foreign exchange loss on a US denominated loan was reversed with a corresponding credit to deficit.

g)

IAS 23 requires that borrowing costs be capitalized if they are directly attributable to the acquisition, development or construction of a qualifying asset. A portion of the borrowing costs with respect to the Sumitomo loan had previously been expensed under Canadian GAAP had been capitalized to development costs under IFRS with a corresponding credit to deficit.

For the three and six months ended June 30, 2010, the amounts credited to interest and financing charges were $21,396 and $36,265, respectively.

4.	INTERESTS IN JOINT VENTURE

On September 16, 2010, Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary, and United Copper & Moly LLC (“UCM”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the joint venture as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long- lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the joint venture, Rosemont expenditures will be shared pro-rata 80/20. UCM contributed $15.27 million (1.74% earned interest) for the three months ended June 30, 2011 and $29.95 million (3.41% earned interest) for the six months ended June 30, 2011 (three months ended December 31, 2010 - $36.21 million (4.11% earned interest)). As at June 30, 2011 UCM has earned a 7.52% interest in the Rosemont JV.

Under the EI Agreement, the Company will contribute the Rosemont property to the joint venture at a fair value of $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture. For the three and six months ended June 30, 2011, the Company recognized an after-tax gain on the sale of a 3.41% interest in Rosemont to UCM of $8.36 million and $19.01 million, respectively, net of a $2.15 million deferred tax expense. The deferred tax expense was calculated based on applying the $8.36 million deferred tax expense relating to the current year’s gain on sale of interest against Rosemont’s $5.24 million of net deferred tax assets carried forward from 2010 and $0.97 million of tax benefits arising from 2011 operating losses and other deductions. There are no longer any tax losses carried forward from prior years available to offset future gains from sale of interest.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

4.	INTERESTS IN JOINT VENTURE (Cont’d)

The following is a summary of selected financial information of the Rosemont joint venture on a 92.48% (December 31, 2010 – 95.89%) basis:

		December 31,
	June 30, 2011	2010
Cash and cash equivalents	$5,670,226	$6,146,804
Other current assets	297,178	67,735
Total non-current assets	203,865,180	180,324,861
Total liabilities	(2,995,426)	(2,673,152)
Deficit	1,008,721	396,259
	$207,845,879	$184,262,507

Statement of Cash Flows
Cash used in operating activities	$(731,719)	$(396,259)
Cash provided by financing activities	29,502,450	34,719,073
Cash used in investing activites	(29,247,309)	(28,176,010)
Increase (decrease) in cash and cash equivalents during the period	(476,578)	6,146,804
Cash and cash equivalents, beginning of the period	6,146,804	-
Cash and cash equivalents, end of period	$5,670,226	$6,146,804

During the six months ended June 30, 2011, the Company made deposits on long lead equipments totalling $14.45 million (December 31, 2010 - $26.61 million). Refer to note 10 for future commitments.

5.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

Mineral properties consist of:

As at January 1, 2010	$26,670,935
Sale of interest - Note 4	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861

As at December 31, 2010	$25,693,861
Sale of interest - Note 4	(980,259)
As at June 30, 2011	$24,713,602

The Company purchased 100% of the Rosemont property in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The option has been fully paid. The property remains subject to a 3% net smelter royalty.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

5.	MINERAL PROPERTIES AND DEVELOPMENT COSTS (Cont’d) Development costs consist of:

As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities	31,298,677
Sale of interest - Note 4	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock compensation expense	1,406,137
As at December 31, 2010	$83,528,996

As at December 31, 2010	$83,528,996
Permitting, engineering and on-going support activities	12,260,148
Sale of interest - Note 4	(2,842,862)
Capitalized loan interest and financing charges	2,007,021
Capitalized stock compensation expense	2,251,344
As at June 30, 2011	$97,204,647

6.	LONG-TERM DEBT

Red Kite loan

On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility.

The Loan bears interest at 3-month LIBOR plus 4.5% (June 30, 2011 – 4.80%; December 31, 2010 – 4.78%) compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount. The one-time option was cancelled in exchange for Red Kite’s consent to execute the Joint Venture Agreement – Note 4.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants exercisable at Cdn$3.90 per share for a three year period. The warrants are a derivative instrument under IAS 32 which are fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss. As at June 30, 2011, the warrants have a fair value of $3.26 million (December 31, 2010 - $3.96 million).

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

6.	LONG-TERM DEBT (Cont’d)

The Company also incurred financing costs of $3.89 million, which includes the fair value of share purchase warrants, and were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method.

For the three and six months ended June 30, 2011, the Company recorded interest of $1.01 million and $1.99 million (three and six months ended June 30, 2010 - $0.57 million), which was calculated based on an effective interest rate of 9.62%, and capitalized to development costs.

7.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Interim Consolidated Statements of Changes in Equity

c)	Issuance of common shares

During the six months ended June 30, 2011, the Company issued:

			Weighted
			Average
	Number of shares	Proceeds in	Price
	issued	USD	(Cdn$)
Cash Proceeds
Exercise of stock options	1,292,230	$2,658,713	$1.98
Exercise of share purchase warrants	5,452,795	21,602,906	3.90
Total cash proceeds	6,745,025	24,261,619	$3.60

	Number of shares
Non-Cash issuances	issued	Fair Value
Issuance of restricted shares to consultant (1)	200,000	540,000	$5.30
Issuance of restricted shares to employees (2)	265,000	-
Restricted share units issued on vesting	111,665	408,818	3.66
Total non-cash issuances	576,665	948,818

Total	7,321,690	$25,210,437	$3.57

(1)	100,000 restricted shares are subject to forfeiture if certain conditions are not met by January 31, 2013.
(2)

Restricted shares issued from treasury are fair valued at the date of grant. The amortization of the fair value is credited to reserves and on vesting date the fair value is transferred to share capital.

d)	Stock options and warrants

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at June 30, 2011:

		Weighted
		average
	Number of	exercise price
	Shares	(Cdn$)
Outstanding as at January 1, 2010	8,475,800	$2.14
Granted	365,000	2.97
Exercised	(2,220,565)	1.55
Forfeited	(66,667)	2.43
Expired	(550,000)	2.10
Outstanding as at December 31, 2010	6,003,568	2.41
Granted	2,533,500	4.24
Exercised	(1,292,230)	1.98
Forfeited	(295,001)	3.88
Outstanding as at June 30, 2011	6,949,837	$3.09

During the six months ended June 30, 2011 a total of 1,292,230 stock options exercised at a weighted average exercise price of Cdn$1.98. The weighted average share price when the stock options were exercised was Cdn$4.77.

On January 11, 2011, the Company issued 600,000 stock options with an exercise price of Cdn$3.68 per share to a consultant and are subject to achieving certain conditions by a specified date. If the conditions are not met, the tranche would be forfeited. On June 1, 2011, 200,000 stock options issued to the consultant were forfeited resulting in a reversal of $0.23 million of capitalized stock compensation expense.

The following table summarizes the stock compensation expense and capitalized stock compensation expense for the three and six months ended June 30, 2011 and 2010:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Stock-based compensation expense	$371,308	$26,624	$1,163,874	$53,147
Capitalized stock compensation expense	461,784	180,919	1,353,883	303,041
	$833,092	$207,543	$2,517,757	$356,188

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

7.	SHARE CAPITAL (Cont’d)

The following assumptions were used in the Black-Scholes Option Pricing Model to fair value of the stock options granted during the six months ended June 30, 2011 and 2010:

	2011	2010
Expected life (years)	2.22 – 4.50	3.50
Expected volatility	84.84% - 95.75%	90.17% - 91.38%
Expected dividend yield	0%	0%
Risk-free interest rate	1.73% - 2.80%	2.26% - 2.90%
Weighted average risk-free rate	2.44%	2.51%
Weighted average fair value of option	$2.75	$1.46

The Company estimates the forfeiture rate at less than 1.0% .

The following table summarizes stock options outstanding as at June 30, 2011:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,553,003	$0.73	2.66	1,076,326	$0.73	2.66
$1.14 - $1.92	175,000	1.80	0.63	158,333	1.79	0.29
$1.93 - $2.30	721,667	2.12	0.69	718,333	2.12	0.68
$2.31 - $3.61	723,334	3.24	4.35	369,999	3.40	1.92
$3.62 - $4.97	3,776,833	4.28	5.04	1,399,993	4.27	5.81
	6,949,837	$3.09	3.87	3,722,984	$2.64	3.29

SHARE PURCHASE WARRANTS

The following table summarizes the outstanding share purchase warrants as at June 30, 2011:

	Exercise
	Price		December 31,				June 30,
	(Cdn$)	Expiry Date	2010	Issued	Exercised	Expired	2011

Warrants	$3.90	April 21, 2013	1,791,700	-	-	-	1,791,700
Warrants	$3.90	February 27, 2012	5,452,795	-	(5,452,795)	-	-
			7,244,495	-	(5,452,795)	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. For the three and six months ended June 30, 2011, the Company recorded a $1.27 million and a $0.58 million gain, respectively (three months ended June 30, 2010 - $1.37 million gain; six months ended June 30, 2010 - $1.97 million gain) from changes in the fair value of the warrants.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

7.	SHARE CAPITAL (Cont’d)

As at June 30, 2011, the outstanding warrants have a fair value of $3.26 million (December 31, 2010 – $9.49 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	June 30,	December 31,
	2011	2010
Expected life (years)	1.82	1.12 – 2.31
Expected volatility	65.28%	65.95% - 105.99%
Expected dividend yield	0%	0%
Risk-free interest rate	1.59%	1.40% – 1.67%
Weighted average risk-free rate	1.59%	1.56%
Weighted average fair value of option	$1.75	$1.31

e)	Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was created to align the directors’, employees’ and consultants’ (collectively, the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

However, the Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury on grant date while the restricted share units are issued on each vesting date. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting, the fair value is transferred to share capital.

During the six months ended June 30, 2011, the following transactions occurred:

On March 29, 2011, issued 5,000 restricted shares at a price of $5.00 (Cdn$4.90) per share and vests on March 29, 2012.

On February 25, 2011, issued 300,000 restricted shares to a consultant at a price of $5.40 (Cdn$5.30) per share of which 200,000 restricted shares are subject to vesting conditions. The first tranche of 100,000 restricted shares had vested. The second tranche of 100,000 restricted shares were forfeited as the vesting condition was not met and the third tranche of 100,000 restricted shares vest on the earlier of the receipt of a Record of Decision of January 31, 2013. The forfeiture of the second tranche resulted in the Company reversing the capitalization of $0.18 million against development costs.

On February 10, 2011, the Company issued 260,000 restricted shares and 195,000 restricted share units to its officers and directors at a price of $4.62 (Cdn$4.60) per share and vest on receipt of a Record of Decision.

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

7.	SHARE CAPITAL (Cont’d)

The following table summarizes the number of unvested restricted shares and restricted share units as at June 30, 2011:

	December 31,				June 30,
Issue date	2010	Issued	Forfeited	Vested	2011
Restricted shares
February 4, 2010	336,665	-	-	(84,661)	252,004
February 10, 2011	-	260,000	-	-	260,000
February 25, 2011	-	300,000	(100,000)	(100,000)	100,000
March 29, 2011	-	5,000	-	-	5,000
	336,665	565,000	(100,000)	(184,661)	617,004
Restricted share units
February 4, 2010	211,667	-	-	(111,665)	100,002
February 10, 2011	-	195,000	(20,000)	-	175,000
	211,667	195,000	(20,000)	(111,665)	275,002
Total	548,332	760,000	(120,000)	(296,326)	892,006

The following table summarizes the stock-based compensation expense for restricted shares and restricted share units for the three and six months ended June 30, 2011 and 2010:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Stock-based compensation expense	$570,803	$335,504	$834,188	$430,692
Capitalized stock compensation expense	187,230	251,490	897,461	285,880
	$758,033	$586,994	$1,731,649	$716,572

8.	SUPPLEMENTAL CASH FLOW INFORMATION Changes in working capital items

	Six months ended
	June 30,
	2011	2010
Accounts receivable	$(217,855)	$9,349
Due from related parties	(127,111)	48,077
Prepaids and deposits	(487,466)	64,262
Accounts payable and accrued liabilities	(713,400)	(488,624)
	$(1,545,832)	$(366,936)

Interest paid	$-	$1,912,171

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

8.	SUPPLEMENTAL CASH FLOW INFORMATION (Cont’d)

Supplemental Disclosure of Non-Cash Financing and Investing activities:

	Six months ended
	June 30,
	2011	2010
Issued promissory note to acquire land	$-	$990,000
Warrants issued pursuant to debt financing	$-	$2,410,141

9.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers. As at June 30, 2011, included in due from related parties was $0.12 million (December 31, 2010 - $0.01 million) due from related companies.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo.”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the three and six months ended June 30, 2011, Manco charged the Company $0.22 million and $0.45 million, respectively (three and six months ended June 30, 2010 - $Nil and $Nil) for its share of salaries, rent and other administrative expenses.

Included in accounts payable as at June 30, 2011 was $0.04 million (December 31, 2010 - $0.07 million receivable) owing to an officer and other companies related to the officer for reimbursement of expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2011 and 2010 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Salaries and benefits	$536,210	$444,181	$1,072,842	$891,188

Stock-based compensation	1,092,920	254,414	2,291,725	461,626

	$1,629,130	$698,595	$3,364,567	$1,352,814

Augusta Resource Corporation
Notes to Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2011
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

10.	COMMITMENTS

The following table lists the known contractual obligations:

	June 30,	December 31,
in thousands of US dollars	2011	2010
Operating leases
Within one year	$108	$174
After one year but no more than five years	184	202
	292	376

Deposits on long-lead equipment
Within one year	38,330	50,978
After one year but no more than three years	30,064	61,461
	68,394	112,439

Land purchases
Within one year	-	360

Total	$68,686	$113,175

11.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any revenue from its operations and the majority of long-lived assets are in Canada and the United States. As at June 30, 2011, the Company’s long-lived assets in Canada were $.6.64 million (December 31, 2010 - $4.82 million) and in the United States - $204.08 million (December 31, 2010 - $180.19 million). The following table summarizes the net profit (losses) by geographic location:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Canada	$47,991	$(162,014)	$(1,968,307)	$376,469
United States	7,247,468	(646,355)	16,959,780	(1,468,274)
Net profit (loss)	$7,295,459	$(808,369)	$14,991,473	$(1,091,805)